Exhibit 99.101

Titan to Start Natural Graphite Production Amid Rising Global Supply Constraints at
Empire State Mines in New York

Titan Positions Itself as a U.S. Leader in Natural Graphite Production

With New Restrictions on Graphite & Rare Earth Exports from China

Gouverneur, NY, October 14, 2025 – Titan Mining Corporation (TSX:TI, OTCQB: TIMCF), (“Titan” or the “Company”) is pleased to announce that it is on track to commence production of graphite concentrate at its Empire State Mines (“ESM”) — making Titan the only natural flake graphite company positioned for near-term production in the United States.

“China’s decision to tighten graphite exports underscores the importance of having a secure domestic supply of natural graphite,” said Rita Adiani, President & CEO of Titan. “Natural graphite touches every strategic sector—from defense to energy to AI data centers—and the U.S. currently produces none of it. Titan is changing that by re-establishing natural flake graphite production and high-purity graphite processing here at home to support the technologies and systems that keep America strong.”

Titan’s integrated demonstration facility will produce natural flake graphite in micronized and high-purity forms sourced from Titan’s wholly owned Kilbourne deposit, located immediately adjacent to ESM. This program is designed to confirm commercial-scale recoveries, refine the flowsheet, and generate offtake samples for North American and allied defense, energy, and industrial customers.

This milestone comes as the People’s Republic of China tightens previously announced export restrictions on critical minerals—first on rare earths under MOFCOM Announcement No. 61 (2025) followed closely by expanded controls on artificial graphite and blended anode materials under MOFCOM Announcement No. 58 (2025)—a move expected to further tighten global supply of both synthetic and natural graphite feedstocks. The new restrictions underscore the strategic importance of Titan’s progress in establishing a secure, fully domestic graphite supply chain critical to U.S. defense readiness.

Titan is supported by the U.S. Export-Import Bank, which is the Company’s existing lender and has provided a Letter of Interest for up to US $120 million in financing under its Make More in America initiative for Titan’s commercial graphite facility. The Company continues to collaborate with the U.S. Department of War and U.S. Department of Energy on various other funding opportunities.

Building on its successful demonstration phase, Titan is targeting ramp-up to a 40,000-tonne-per-year commercial graphite facility, which would be capable of supplying approximately half of current U.S. natural graphite demand—positioning Titan as the cornerstone of America’s re-emerging graphite supply chain.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is also an emerging natural flake graphite producer and targeting to be the USA’s first end to end producer of natural flake graphite in 70 years. Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com

Media & Investor Contact

Irina Kuznetsova

Director, Investor Relations

Phone: (778) 870-7735

Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including Titan to start natural graphite production; the integrated demonstration facility will produce natural flake graphite in micronized and high-purity forms sourced from Titan’s wholly owned Kilbourne deposit; the program will confirm commercial-scale recoveries, refine the flowsheet, and generate offtake samples for North American and allied defense, energy, and industrial customers; the People’s Republic of China’s tightening of previously announced export restrictions on critical minerals is expected to further tighten global supply of both synthetic and natural graphite feedstocks; Titan securing up to US$120 million in financing from U.S. Export-Import Bank for Titan’s commercial graphite facility; funding opportunities with the U.S. Department of War and U.S. Department of Energy; Titan is targeting ramp-up to a 40,000-tonne-per-year commercial facility, which would be capable of supplying approximately half of current U.S. natural graphite demand—positioning Titan as the cornerstone of America’s re-emerging graphite supply chain. When used in this news release words such as “to be”, "will", "planned", "expected", "potential", and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; risks that the Company will not qualify for NYSE listing; financing approval risks; and risks related to operation of mining projects generally and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of our technical studies; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; assumptions that the Company will qualify for NYSE American listing; assumptions that the Company and EXIM will agree to financing terms; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.